UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-41884

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Exhibit	DESCRIPTION

99.1	Press Release regarding Expansion of Manufacturing Facility dated January 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 19, 2024
SRIVARU Holding Limited

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer